

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

December 19, 2017

Lorraine Yarde
Chief Executive Officer
GeneSYS ID, Inc.
171 Green Valley Parkway, Suite 300
Henderson, NV 89012

     Re: GeneSYS ID, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2015
              Filed March 28, 2016
              Form 10-Q for Fiscal Quarter Ended September 30, 2016
              Filed November 21, 2016
              File No. 000-55373

Dear Ms. Yarde:

We issued comments on the above captioned filings on February 3, 2017. On June 1, 2017, we issued an oral comment informing you that a comment remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Christie Wong, Staff Accountant, at (202) 551-3684 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 with any other questions.

                    Sincerely,

                    /s/ Robert S. Littlepage, for

                    Larry Spirgel
                    Assistant Director
                    AD Office 11 – Telecommunications